    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 5, 1998

                                                    REGISTRATION NO.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                           -------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                           -------------------------

                                NTL INCORPORATED
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)


              DELAWARE                            4899                            52-1822078
 (STATE OR OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)      CLASSIFICATION CODE NUMBER)           IDENTIFICATION NUMBER)
                                          110 EAST 59TH STREET
                                        NEW YORK, NEW YORK 10022
                                             (212) 906-8440
                     (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
                         AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICE)

             RICHARD J. LUBASCH, ESQ.                                    COPY TO:
    SENIOR VICE PRESIDENT, GENERAL COUNSEL AND                   THOMAS H. KENNEDY, ESQ.
                     SECRETARY                           SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                 NTL INCORPORATED                                    919 THIRD AVENUE
               110 EAST 59TH STREET                              NEW YORK, NEW YORK 10022
             NEW YORK, NEW YORK 10022                                 (212) 735-300
                  (212) 906-8440
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE
                      NUMBER,
    INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                           -------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: At such time or times on and after which the Registration Statement becomes effective as the Selling Stockholders may determine.

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                           -------------------------

                        CALCULATION OF REGISTRATION FEE

-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
                                                                                             PROPOSED
                                                                          PROPOSED            MAXIMUM           AMOUNT OF
            TITLE OF EACH CLASS OF                  AMOUNT TO BE          MAXIMUM            AGGREGATE         REGISTRATION
         SECURITIES TO BE REGISTERED                 REGISTERED        OFFERING PRICE     OFFERING PRICE           FEE
-----------------------------------------------------------------------------------------------------------------------------
Convertible Preferred Stock, par value $.01
  per share...................................          (1)                $1,000         $140,790,000(2)       $39,139.62
-----------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.01 per share
  (including the associated Rights to purchase
  Series A Junior Participating Preferred
  Stock)(3)...................................    2,910,087(4)(5)            0                   0                 0(6)
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------

(1) Number of shares to be determined at time of issuance.

(2) Represents maximum aggregate offering price based on redemption of Registrant's outstanding 9.9% Non-voting Mandatorily Redeemable Preferred Stock ("9.9% Preferred Stock") and issuance of maximum number of additional shares of 9.9% Preferred Stock as dividends on such 9.9% Preferred Stock.

(3) Prior to the occurrence of certain events, the Series A Junior Participating Preferred Stock Purchase Rights will not be evidenced separately from shares of Common Stock.

(4) Assumes "Average Market Price" (as defined in the Certificate of Designations for the Convertible Preferred Stock) of $48.38, based on the average of the high and low prices on the Nasdaq National Market on November 4, 1998.

(5) Such number is deemed pursuant to Rule 416 under the Securities Act of 1933, as amended, to include such indeterminate number of shares of Common Stock as may be issued from time to time pursuant to the terms of the 9.9% Preferred Stock.

(6) As shares of Common Stock may be issued in lieu of Convertible Preferred Stock, no separate fee is payable in relation thereto.

    THE REGISTRANT AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                NTL INCORPORATED
                                    FORM S-3
                             CROSS-REFERENCE SHEET

ITEM NUMBER AND CAPTION                                 HEADING IN PROSPECTUS
-----------------------                                 ---------------------
 1. Forepart of the Registration Statement
      and Outside Front Cover of
      Prospectus...........................  Registration Statement Cover; Outside Front
                                               Cover Page of Prospectus
 2. Inside Front and Outside Back Cover
      Pages of Prospectus..................  Inside Front and Outside Back Cover Pages
                                             of Prospectus; Where you can find more
                                               information
 3. Summary Information; Risk Factors and
      Ratio of Earnings to Fixed Charges...  Prospectus Summary; Risk Factors
 4. Use of Proceeds........................  Use of Proceeds
 5. Determination of Offering Price........  Determination of Offering Price
 6. Dilution...............................                       *
 7. Selling Security Holders...............  Selling Stockholders
 8. Plan of Distribution...................  Plan of Distribution
 9. Description of Securities to be
      Registered...........................  Outside Front Cover Page of Prospectus;
                                               Description of Convertible Preferred
                                               Stock, Description of Capital Stock;
                                               Certain U.S. Federal Income Tax
                                               Considerations
10. Interests of Named Experts and
      Counsel..............................  Legal Matters; Experts
11. Material Changes.......................  Prospectus Summary
12. Incorporation of Certain Information by
      Reference............................  Where you can find more information
13. Disclosure of Commission Position on
      Indemnification for Securities Act
      Liabilities..........................                       *

-------------------------

* Omitted as inapplicable.

                 Subject to Completion, Dated November 5, 1998

PROSPECTUS

The information in this prospectus is not complete and may be changed. The selling stockholders identified in the prospectus supplement may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                                                                      [NTL LOGO]

              CONVERTIBLE PREFERRED STOCK AND COMMON STOCK SHARES

                                NTL INCORPORATED

- Selling stockholders who are identified in the prospectus supplement may offer and sell an indeterminate number of:
     -- shares of common stock of NTL
     -- shares of convertible preferred stock of NTL by using this prospectus.

- The offering price for the convertible preferred stock is not set but will be determined according to negotiation between a selling stockholder and the prospective purchaser. The offering price for the common stock is negotiated or, if sold on the Nasdaq National Market, at prevailing market price.

- We may elect to issue the common stock and convertible preferred stock if we redeem our 9.9% Non-voting Mandatorily Redeemable Preferred Stock, Series A. The 9.9% Non-voting Mandatorily Redeemable Preferred Stock, Series A was issued on September 22, 1998 in a private placement that we undertook in connection with our acquisition of the operations of ComTel Limited and Telecential Communications.

- We are registering these securities in order to comply with the terms of a Registration Rights Agreement between NTL and Vision Networks III B.V., dated September 22, 1998. We entered into this agreement with Vision Networks III B.V. in connection with our acquisition of the operations of ComTel Limited and Telecential Communications.

- Selling stockholders may sell their shares directly to purchasers or through agents, underwriters or dealers on terms that will be determined at the time of the sale. Information regarding such agents, underwriters and dealers will be set forth in an accompanying supplement to this prospectus. Selling stockholders will receive all of the net proceeds from the sale of their shares and will pay all underwriting discounts and selling commissions and certain other expenses.

- Our common stock is traded on the Nasdaq National Market under the symbol NTLI. On November 2, 1998, the last reported sales price of the common stock was $49 per share. There is no public market for the convertible preferred stock, and we do not intend to apply to the Nasdaq National Market or any other securities exchange in order to list the convertible preferred stock.

WE URGE YOU TO CAREFULLY READ THE "RISK FACTORS" SECTION BEGINNING ON PAGE 6, WHERE WE DESCRIBE SPECIFIC RISKS ASSOCIATED WITH THESE SECURITIES, BEFORE YOU MAKE YOUR INVESTMENT DECISION.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                The date of this prospectus is November 5, 1998

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Where you can find more information.........................    1
Summary Information -- Q & A................................    2
Risk Factors................................................    6
Use of Proceeds.............................................   14
Dividend Policy.............................................   14
Determination of Offering Price.............................   14
Description of Convertible Preferred Stock..................   15
Description of Capital Stock................................   21
Certain U.S. Federal Income Tax Considerations..............   25
Selling Stockholders........................................   27
Plan of Distribution........................................   28
Enforceability of Civil Liabilities.........................   28
Legal Matters...............................................   30
Experts.....................................................   30

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the information presented in or incorporated by reference into this prospectus constitutes "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act. The words "believe," "anticipate," "should," "intend," "plan," "will," "expect," "estimates," "projects", "positioned" and "strategy," and similar expressions identify such forward-looking statements in this prospectus. Although we believe that our expectations are based on reasonable assumptions within the bounds of our knowledge of our business and operations, actual results, performance or achievements of the Company or industry results may differ materially from our expectations expressed or implied in those forward-looking statements. Factors that could cause actual results to differ from expectations include the risk factors described under the caption "Risk Factors" in this prospectus, as well as the following:

     - general economic and business conditions

     - industry trends

     - our ability to design network routes and install facilities

     - barriers to obtaining and maintaining government licenses or approvals

     - our ability to finance construction and development at a reasonable cost and on satisfactory terms

     - changes in our assumptions concerning customer acceptance, penetration, churn rates and competition with alternative service providers

WHERE YOU CAN FIND MORE INFORMATION

NTL Incorporated ("NTL") files reports, proxy statements, and other information with the Securities and Exchange Commission (the "SEC"). Such reports, proxy statements, and other information concerning NTL can be read and copied at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the Public Reference Room. Such reports, proxy statements and other information are also available at the regional offices of the SEC located in New York, New York and Chicago, Illinois. Additionally, the SEC maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC, including NTL.

This prospectus is part of a registration statement on Form S-3 filed with the SEC by NTL. The full registration statement can be obtained from the SEC as indicated above, or from NTL.

The SEC allows NTL to "incorporate by reference" the information it files with the SEC. This permits NTL to disclose important information to you by referencing these filed documents. Any information referenced this way is considered part of this prospectus, and any information filed with the SEC subsequent to this prospectus and which is incorporated in this prospectus will automatically be deemed to update and supersede this information.

NTL incorporates by reference the following documents which have been filed with the SEC:

- Our Annual Report on Form 10-K for the year ended December 31, 1997 (dated March 30, 1998) and Form 10-K/A-1 (dated October 13, 1998),

- Our Current Reports on Form 8-K dated February 6, 1998, March 9, 1998, March 20, 1998, June 2, 1998, June 17, 1998, August 18, 1998, October 5, 1998,
  October 28, 1998, and November 3, 1998,

- Our Registration Statement on Form S-4 (Registration Statement 333-64727), dated September 30, 1998, and

- Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998 (dated May 14, 1998), and June 30, 1998 (dated August 14, 1998).

NTL incorporates by reference the documents listed above and any future filings made with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act").

NTL will provide without charge upon written or oral request, a copy of any or all of the documents which are incorporated by reference to this prospectus, other than exhibits which are specifically incorporated by reference into such documents. Requests should be directed to NTL Incorporated, 110 East 59th Street, New York, New York 10022, Attention: Richard J. Lubasch, Esq., telephone
(212) 906-8440.

                          SUMMARY INFORMATION - Q & A

The following information supplements, and should be read in conjunction with, the information contained in the prospectus. This summary highlights selected information from the prospectus to help you understand the securities. You should read carefully the entire prospectus to understand fully the terms of the securities, as well as the tax and other considerations that are important in your decision to invest in the securities. You should pay special attention to the "Risk Factors" section beginning on page 6 of this prospectus.

WHAT ARE THE SECURITIES?

The securities described in this prospectus are shares of common stock of NTL (the "Common Stock") and convertible preferred stock of NTL (the "Convertible Preferred Stock" and together with the Common Stock, the "Shares") which we may issue according to the terms of our 9.9% Non-voting Mandatorily Redeemable Preferred Stock, Series A (the "9.9% Preferred Stock"). Your rights will differ according to your position as either a holder of Common Stock or Convertible Preferred Stock. You should read carefully the description of the Common Stock located on page 21, as well as the description of the Convertible Preferred Stock beginning on page 15 in order to determine whether an investment in the Shares is appropriate for you.

WHEN WILL THE SECURITIES BE ISSUED?

We will issue the Common Stock and/or Convertible Preferred Stock if we decide to redeem our 9.9% Preferred Stock using the Shares, or if we decide to pay dividends upon the Convertible Preferred Stock. The 9.9% Preferred Stock was issued on September 22, 1998 in a private placement that we undertook in connection with our acquisition of the operations of ComTel Limited and Telecential Communications (the "ComTel Acquisition").

HOW MANY SHARES WILL BE ISSUED AND AT WHAT PRICE?

The number of Shares to be issued is undetermined as of the date of this prospectus. Both the number and the price of the Shares will be determined according to the provisions of the Certificate of Designations for the 9.9% Preferred Stock (the "9.9% Certificate of Designations"). The Common Stock may also be issued as a dividend on the Convertible Preferred Stock, upon mandatory redemption or redemption by election of NTL, or upon optional conversion of the Convertible Preferred Stock.

WHAT DISTINGUISHES THE COMMON STOCK FROM THE CONVERTIBLE PREFERRED STOCK?

Our Common Stock is traded on the Nasdaq National Market (the "Nasdaq") under the symbol "NTLI". You may resell your Common Stock on the Nasdaq. Additionally, as a Common Stock holder you are entitled to one vote for each share that you own in order to participate in all decisions submitted for a shareholder vote.

The Convertible Preferred Stock currently is not listed on any national securities exchange, and we have no intention to list the shares in the future. Convertible Preferred Stock holders are entitled to $1,000 per share if we redeem the Shares. Additionally, such holders are entitled to receive cumulative dividends according to the following terms:

- dividends will be declared by the Board of Directors of NTL out of legally available funds in preference to dividends on any Junior Stock (as defined in the "Description of Convertible Preferred Stock" section in this prospectus),

- dividends will be paid at a rate determined at the time of their issuance such that an independent investment banker will certify that the dividend payments are not less than an amount equal to $1,000 together with the value of dividends accrued but paid up to the

  \date of the Convertible Preferred Stock redemption, and

- dividends may be paid in the form of Common Stock or additional Convertible Preferred Stock.

We will not issue any other shares of our capital stock which rank senior to the Convertible Preferred Stock with respect to liquidation of NTL. Additionally, Convertible Preferred Stock holders have the option to convert their preferred shares into Common Stock.

WHO IS NTL INCORPORATED?

NTL is a leading communications company operating in the United Kingdom ("UK"). We provide residential, business and wholesale customers with the following services:

- Residential Telecoms and Televisions Services, including residential telephony, cable television ("CATV") and Internet access services,

- National Telecoms Services, including national business telecoms, national and international carrier telecommunications, and satellite and radio communications services, and

- Broadcast Services, including digital and analog television and radio broadcast transmission services.

NTL provides its broad range of services over local, national and international network infrastructure. We operate:

- advanced local broadband networks serving entire communities throughout NTL's regional franchise areas,

- the UK's first synchronous digital hierarchy ("SDH") backbone telecommunications network,

- satellite earth stations and radio communications facilities from our tower sites across the UK, and

- a broadcast transmission network which provides national, regional and local analog and digital transmission services to customers throughout the UK.

In March 1997, we changed our name from International CableTel Incorporated to NTL Incorporated. The name change reflects our acquisition of NTL Group Limited in 1996, as well as our goal to capitalize on NTL Group Limited's 30-year history in the UK as a provider of reliable communications services.

WHAT RECENT DEVELOPMENTS HAVE IMPACTED NTL?

PARTNERS ACQUISITION. On October 29, 1998, we completed the acquisition of Comcast UK Cable Partners Limited ("Partners"). Partners' shareholders received
0.3745 shares of the Common Stock for each Partners' Class A Common Share and Class B Common Share.

PROPOSED DIAMOND ACQUISITION. On June 16, 1998, we entered into an acquisition agreement (the "Diamond Agreement") with the shareholders of Diamond Cable Communications, plc ("Diamond"). Pursuant to this agreement, on the closing date of the Diamond transaction, we will transfer to each shareholder of Diamond one share of Common Stock for each four issued and outstanding ordinary shares, par value 2.5 pence per share, and each deferred share, par value 25 pence per share, of Diamond. The agreement provides for adjustment of such consideration if the proposed closing date changes and the stipulated average sales price of the Common Stock decreases. This agreement requires us to issue approximately
15.2 million shares of Common Stock in connection with the Diamond transaction. NTL must receive stockholder approval of the issuance of the Common Stock in order to consummate this transaction.

COMTEL ACQUISITION. We recently acquired the operations of ComTel Limited and Telecential Communications (collectively, "ComTel") from Vision Networks III B.V. ("Vision Networks") for a total of approximately L550 million in two stages. In the first stage, we acquired certain of the ComTel properties for L275 million in cash. In the second stage, which was completed on September 22, 1998, we acquired the remaining ComTel properties for L200 million in cash and L75 million in NTL 9.9% Preferred Stock. This acquisition did not require a vote of NTL stockholders.

REDEMPTION OF 10 7/8% NOTES. On October 15, 1998, we redeemed our 10 7/8% Notes Due 2003 ("the 10 7/8% Notes"). Prior to such redemption, we used cash on hand to deposit in trust with our trustee an amount equal to approximately $218.6 million (103.107% of accreted value) to pay the redemption price (including principal) on the 10 7/8% Notes, thereby defeasing certain of our obligations under the indenture governing the 10 7/8% Notes. In July 1998, using funds deposited with the trustee, we purchased from one holder for $65 million a portion of the 10 7/8% Notes with an accreted value of $62.2 million.

SALE OF 11 1/2% SENIOR NOTES DUE 2008 AND 12 3/8% SENIOR DEFERRED COUPON NOTES DUE 2008. On October 26, 1998, we priced an issue of $625 million aggregate principal amount of 11 1/2% Senior Notes (the "11 1/2% Notes"), which closed on November 2, 1998. On October 30, 1998, we priced an issue of $450 million aggregate principal amount at maturity of our 12 3/8% Senior Deferred Coupon Notes Due 2008 (the "12 3/8% Notes"). The net proceeds of these offerings will be used to refinance existing indebtedness. The 11 1/2% Notes and the 12 3/8% Notes have not been registered under the Securities Act of 1933, as amended (the "Securities Act") or any state securities laws, and unless so registered, may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. Accordingly, the 11 1/2% Notes and the 12 3/8% Notes have been offered and sold within the United States under Rule 144A only to "qualified institutional buyers" and outside the United States in accordance with Regulation S under the Securities Act.

RATIO OF EARNINGS TO COMBINED FIXED CHARGES

NTL's earnings were insufficient to cover fixed charges by the following approximate amounts for the following periods:

- six months ended June 30, 1998: $201.0 million

and the years ended December 31,
- 1997: $355.4 million

- 1996: $257.1 million

- 1995: $105.4 million

- 1994: $31.8 million

- 1993: $10.4 million.

Earnings for the six months ended June 30, 1998 and the year ended December 31, 1997 were insufficient to cover combined fixed charges and dividends on preferred stock of NTL (the "Preferred Stock") by $208.3 million and $367.4 million. Fixed charges consist of interest expense, including capitalized interest, amortization of fees related to debt financing and rent expense deemed to be interest.

PRICE RANGE OF COMMON STOCK

Our Common Stock is quoted and traded on the Nasdaq under the symbol "NTLI." From October 14, 1993 through March 26, 1997, the Common Stock was quoted and traded on the Nasdaq under the symbol "ICTL." The following table sets forth, for the periods indicated, the high and low reported sale prices per share of Common Stock, as reported on the Nasdaq.

                             HIGH    LOW
                             ----    ----

1995
---------------------------
First Quarter..............  $26 5/8 $20 1/4
Second Quarter.............  26 1/4  20 1/4
Third Quarter..............  28 7/8  24 3/8
Fourth Quarter.............  28 1/4  23 5/8
1996
---------------------------
First Quarter..............  $30 1/8 $21 5/8
Second Quarter.............  34 1/8  27 3/4
Third Quarter..............    30    22 5/8
Fourth Quarter.............  28 1/4  22 5/8
1997
---------------------------
First Quarter..............  $26 3/4 $18 1/8
Second Quarter.............  27 1/4    19
Third Quarter..............  27 7/8  20 1/8
Fourth Quarter.............  29 3/8  25 1/4

                             HIGH    LOW
                             ----    ----

1998
---------------------------
First Quarter..............  $45 3/4 $26 3/4
Second Quarter.............  53 1/2  37 5/8
Third Quarter..............    65    35 1/2
Fourth Quarter (through
  November 2, 1998)........    49    33 7/32

On November 2, 1998, the closing sale price per share of the Common Stock, as reported on the Nasdaq, was $49.00. As of November 2, 1998, there were approximately 558 record holders of the Common Stock. This figure does not reflect beneficial ownership of Common Stock held in nominee name.

                                  RISK FACTORS

Your investment in the Shares will involve certain risks. You should consider carefully the following discussion of risks and the other information in this prospectus before you decide whether an investment in the Shares is suitable for you.

RISKS RELATING TO NTL

ADVERSE CONSEQUENCES OF LEVERAGE

NTL is, and for the foreseeable future will remain, highly leveraged. At June 30, 1998, after giving effect to the offering of the 11 1/2% Notes and the 12 3/8% Notes and the Partners acquisition, the accrued amount of our total long-term indebtedness (including NTL's 13% Senior Redeemable Exchangeable Preferred Stock) was approximately $4.4 billion. This debt represents approximately 88% of our total capitalization.

To finance our acquisition of ComTel, NTL amended an eight-year term loan facility (the "New Credit Facility") with The Chase Manhattan Bank ("Chase"). A June 1998 amendment reduced Chase's commitment to the L475 million that we required for the cash portion of the purchase price for ComTel. Chase has committed to offer us a L480 million senior secured credit facility after we repay in full the L475 million ComTel acquisition facility. NTL intends to use the net proceeds from the offering of the 11 1/2% Notes and the 12 3/8% Notes to repay all amounts presently outstanding under the New Credit Facility. We expect to arrange for a reduction in the level of Chase's commitment to make available such a senior secured credit facility by an amount equal to the balance of the net proceeds of the offering of the 11 1/2% Notes and the 12 3/8% Notes remaining after payment in full of all amounts presently outstanding under the New Credit Facility. The balance of the net proceeds of those offerings remaining is anticipated to be approximately $57 million.

NTL's ability to make scheduled payments under present and future indebtedness will depend upon, among other things, our ability to:

- complete the build-out of the franchises on a timely and cost effective basis,

- access the earnings of our subsidiaries (which may be subject to significant contractual and legal limitations),

- our future operating performance and

- our ability to refinance our indebtedness when necessary.

Future agreements and debt instruments may:

- require NTL to maintain certain financial ratios,

- prohibit the payment of dividends and other distributions to NTL by our subsidiaries or

- restrict asset sales and dictate the use of proceeds from the assets.

In complying with these restrictions while servicing our debt, we may limit our ability to respond to market conditions or meet extraordinary capital needs.

We cannot be certain that any such restrictions will permit us to engage in business activities, such as acquisitions, which would generate revenue and facilitate our service and repayment of our debt. Additionally, such restrictions may affect our ability to finance our future operations or capital needs.

The amount of indebtedness could have important consequences to stockholders, including the following:

- increasing our vulnerability to adverse changes in general economic conditions or increases in prevailing interest rates,

- limiting our ability to obtain additional financing for working capital, capital expenditures, acquisitions and general corporate purposes, including the build-out of the networks in the franchises and the development and expansion of our business,

- requiring a substantial portion of our cash flow and our subsidiaries' cash flow from operations to be dedicated to debt service requirements, which would reduce funds available for dividends, operations and future business opportunities and

- increasing our exposure to interest rate increases with respect to our borrowings which are tied to variable interest rates.

Additionally, in some circumstances we may be required to offer to repurchase some of our indebtedness before maturity. We cannot be certain that we will have the financial resources necessary to repurchase those securities in those circumstances.

NETWORK CONSTRUCTION COSTS

Following our recent and proposed acquisitions, NTL's capital expenses and cost of operations for the development, construction and operation of our combined telecommunications networks will significantly increase. We intend to fund a portion of these costs with cash, cash equivalents and marketable securities and funds generated by the operations of our subsidiaries. However, given our most recent acquisitions, we estimate that significant amounts of additional funding will be necessary to meet these capital expenditure requirements.

We cannot be certain that:

- we will be able to obtain additional financing with acceptable terms,

- actual construction costs will meet our expectations,

- we will satisfy conditions precedent to advances under future credit facilities,

- we will not acquire additional businesses that require additional capital,

- we will be able to generate sufficient cash from operations to meet capital requirements, debt service and other obligations when required or

- our subsidiaries will withstand exposure to exchange and interest rate fluctuations.

We do not have any firm additional financing plans to address the factors enumerated above, except in relation to the New Credit Facility.

NEED FOR ADDITIONAL FINANCING

We anticipate that NTL and its subsidiaries will not generate sufficient cash flow from operations to repay at maturity the entire principal amount of our outstanding indebtedness. Some of the measures we may take to refinance our debt include:

- refinancing all or portions of such indebtedness,

- seeking modifications to the terms of such indebtedness,

- seeking additional debt financing (which may require us to obtain the consent of some of our lenders) and

- seeking additional equity financing.

We cannot be certain that we will succeed in executing any of these measures.

ACQUISITION RISKS

We will continue to consider strategic acquisitions and combinations that involve operators or owners of licenses to operate cable, telephone, television or telecommunications systems or services and related businesses that operate principally in the UK. If consummated, some of these transactions would significantly alter our holdings and might require NTL to incur substantial indebtedness or raise additional equity. We cannot assure you that, with respect to the recent acquisitions of Comcast and ComTel and the proposed Diamond acquisition, as well as future acquisitions, that we:

- will realize any anticipated benefits,

- will successfully integrate the businesses with NTL's operations, or

- will manage such integration without adversely affecting NTL.

The indentures governing our existing indebtedness permit NTL to assume additional debt in order to finance the acquisition of either tangible or intangible assets, licenses and computer software that are used in connection with a cable business, as well as certain entities that are directly or indirectly engaged in a cable business.

HOLDING COMPANY STRUCTURE; DEPENDENCE UPON CASH FLOW FROM SUBSIDIARIES

NTL is a holding company that conducts its operations through direct and indirect wholly-owned subsidiaries and affiliated joint ventures. Consequently, we hold no significant assets other than our investments in and advances to our subsidiaries and affiliated joint ventures. We depend upon the receipt of sufficient funds from our subsidiaries and affiliated joint ventures to meet our obligations. Additionally, our claim to any distribution of assets following liquidation of a subsidiary or joint venture is subordinate to the prior senior claims of any other creditors or direct or indirect owners of those subsidiaries and joint ventures. The obligations of our subsidiaries which are payable to NTL are also subordinate to the claims of the lenders under the New Credit Facility.

Additionally, the terms of the New Credit Facility (when renegotiated) and the terms of existing and future indebtedness of our subsidiaries may limit the payment of dividends, loans and other distributions to NTL. In the absence of a default, we anticipate that the New Credit Facility, when we renegotiate it, will generally permit payments to NTL to pay the interest and principal of existing indebtedness.

Each of our subsidiaries that is a Delaware corporation may pay dividends under Delaware General Corporation Law only out of its surplus or, in the event that it has no surplus, out of its net profits for that fiscal year or the immediately preceding fiscal year in which the subsidiary declares the dividend. Each of our subsidiaries that is a UK corporation may pay dividends under UK law only out of distributable profits. Under UK law such distributable profits consist of accumulated, realized profits less previous distributions and capitalization as well as realized losses that have not been written off in a reduction or reorganization of capital. Other statutory and general English law obligations also affect the ability of our subsidiaries to declare dividends and the ability of our subsidiaries to make payments to NTL in compliance with inter company loans. In addition, the UK may impose a withholding tax on payments of interest and advance corporation tax on distributions (of interest, dividends or otherwise) by NTL's UK subsidiaries. Each of our subsidiaries that is a Bermuda corporation may pay dividends subject to the satisfaction of statutory solvency tests.

The Common Stock and Convertible Preferred Stock will be effectively subordinated to all existing and future indebtedness and other liabilities and commitments of NTL's subsidiaries, including borrowings under the New Credit Facility. As of June 30, 1998, the total liabilities of NTL's subsidiaries were approximately $863 million (L518 million). In addition, subsidiaries of NTL may incur additional indebtedness to finance the construction, capital expenditure and working capital needs of a cable business and the acquisition of cable assets or the acquisitions of certain entities, directly or indirectly, engaged in a cable business, if such entities meet certain qualifying criteria. In light of NTL's strategy of continued growth, in part through acquisitions, NTL and its subsidiaries may incur substantial indebtedness in the future. Borrowings under the New Credit Facility are, and a substantial portion of NTL's and its subsidiaries' future indebtedness is expected to be, secured by liens and other security interests over the assets of NTL's subsidiaries and NTL's equity interests in NTL's subsidiaries. In addition, the ability of NTL and, therefore, the stockholders of NTL, to benefit from distributions of assets of NTL's subsidiaries may be limited to the extent that the outstanding shares of any of its subsidiaries and such subsidiary's assets are pledged to secure other debt of NTL or its subsidiaries.

Any right of NTL to receive assets of any subsidiary upon such subsidiary's liquidation or reorganization will be structurally subordinated to the claims of that subsidiary's creditors, except to the extent the NTL is itself recognized as an unsubordinated creditor of such subsidiary. However, to the extent that NTL is so recognized, the claims of NTL would still be subject to any security interests in the assets of such subsidiary and any liabilities of such subsidiary senior to those held by NTL and may otherwise be challenged by third parties in a liquidation or reorganization proceeding. In addition, the New Credit Facility requires NTL to subordinate its right to repayment of indebtedness outstanding between it and the borrower under such agreement or any other subsidiary of NTL to the rights of the lenders under the agreement. In particular the rights of NTL and other subsidiaries to repayment of principal and interest lent by them to the borrower or other subsidiaries under the New Credit Facility have been and will be subordinated to the rights of the lenders under the New Credit Facility pursuant to subordination agreements with such lenders.

Our principal fixed assets are cable headends, cable televisions and telecommunications distribution equipment, telecommunications switches and customer equipment, transmission towers, masts and antennas and the sites on which they are located. These assets are highly specialized and, individually, may have limited marketability. If secured creditors seize the assets that secure our debt, these creditors would likely seek to sell the business as a going concern.

LOSSES AND NEGATIVE CASH FLOWS

NTL had net losses for

- the six months ended June 30, 1998 of $(198.0 million) and

- the six months ended June 30, 1997 of $(173.4 million)

and for the years ended December 31,

- 1997: $(333.1 million)

- 1996: $(254.5 million)

- 1995: $(90.8 million)

- 1994: $(29.6 million)

- 1993: $(11.1 million)

As of June 30, 1998, NTL's accumulated deficit was $915.0 million.

Construction and operating expenditures have resulted in negative cash flow, which we expect will continue at least until we establish an adequate customer base. We also expect to incur substantial additional losses. We cannot be certain that NTL will achieve or sustain profitability in the future. Failure to achieve profitability could diminish our ability to sustain operations and obtain additional required funds. In addition, such a failure would adversely affect our ability to make required payments on our indebtedness and our Preferred Stock.

REQUIREMENT TO MEET BUILD MILESTONES

The telecommunications licenses for our franchises contain specific construction milestones that are set by the Office of Telecommunications ("OFTEL") and the Independent Television Commission ("ITC"). Under the terms of these licenses, by the end of 2005 we must construct cable television systems that pass an aggregate of approximately 2,090,000 residential and business premises.

Based on current network construction, we believe that we will be able to satisfy our milestones in the future, but we cannot be certain that such milestones will be met.

Failure to meet the construction milestones required by any of our licenses or to modify those expectations may result in revocation of the relevant licenses.

UNCERTAINTY OF CONSTRUCTION PROGRESS AND COSTS

At December 31, 1997, construction of NTL's network had passed in excess of 48% of our final milestone requirements for all our franchises. Successful construction and development of the combined network will depend on, among other things, our ability to:

- continue to design network routes,

- install facilities,

- obtain and maintain any required government licenses or approvals and

- finance construction and development,

all in a timely manner, at reasonable costs and on satisfactory terms and conditions. We cannot be certain that the actual costs of network construction will remain as budgeted.

Our licenses generally require underground construction of our network through a procedure that is significantly more expensive and time consuming than the aerial alternative. Underground construction is more expensive because mechanized installment methods conflict with underground utility infrastructure. Additionally, we must incur the cost of restoring the surface area subsequent to construction. Thus far we have succeeded in negotiating favorable construction contracts, but construction costs could increase significantly over the next few years as existing contracts expire and as demand for cable construction services grow. We cannot be certain that we will be able to construct our network in a timely manner or at a reasonable cost.

SIGNIFICANT COMPETITION

We face significant competition from established and new competitors in the areas of residential telephony, business telecoms services and cable television. We believe that competition will intensify in each of these business areas, particularly business telecommunications.

RESIDENTIAL TELEPHONY. We compete primarily with British Telecommunications plc ("BT") in providing telephone services to residential customers. BT, formerly the only major national public telephone operator ("PTC") in the UK, occupies an established market position and manages fully built networks with resources that are substantially greater than those of NTL. According to OFTEL, at March 31, 1997, BT serviced nearly 90% of UK residential telephone exchange line customers. Our growth in telecommunications services depends upon our ability to appropriate BT's customers.

In our view, value-for-money is currently one of the more important influences on UK customers. Our goal is to remain competitive with BT's residential telephony service rates may cause a decline in our average per-line residential telecommunications revenues, and we may not achieve desired penetration rates. Consequently, we may experience a decline in total revenues.

On February 8, 1996, the DTI awarded BT and RadioTEL Systems licences that authorize those companies to operate radio fixed access services in the 2 GHz band in Scotland, Wales and Northern Ireland. These licensees create additional competition for the our residential telephony services in certain remote rural areas of our franchise in Northern Ireland. We also compete with mobile networks, which is a technology that may grow to be competitive with NTL's other networks, particularly if call charges are reduced further on the mobile networks. Our Radio Communications group may enable us to benefit from growth in the mobile networks technology. We cannot assure you that we will be able to compete successfully with BT or any other telecommunication operations.

We believe that we have a competitive advantage in the residential market because we offer integrated telephone, CATV, telecommunication services (including interactive and on-line services) and dual product packages that are designed to encourage customers to subscribe to multiple services. We cannot be certain that this perceived competitive advantage will continue. Indeed, the UK recently announced that BT and all other operators would be permitted to provide and convey CATV services throughout the UK starting January 1, 2001. In addition, all areas currently without franchises will open to general competition in the future, and exclusive franchises will no longer be awarded.

British Sky Broadcasting ("BSkyB") currently markets telecommunications services on an indirect access basis (which requires the customer to dial additional digits before entering the primary telephone number, thus diverting calls onto another operator's network). In addition, BSkyB has proposed a joint venture with BT, Midland Bank and Matsushita that is known as British Interactive Broadcasting. If this joint venture's bid to enter the interactive digital services market passes review by the competition directorate of the European Commission, we believe that the resulting combination would provide significant competition.

BUSINESS TELECOMMUNICATIONS. BT is also NTL's principal competitor in providing business telecommunications services. Additionally,

NTL competes with C&WC, Energis Communications Limited, a subsidiary of the National Grid Company plc, Scottish Telecom in Scotland and with other companies that have been granted telecommunications licenses such as WorldCom and Colt, and the new non-network based resellers, such as Citibell. In the future, we may compete with additional entrants to the business telecommunications market, such as AT&T U.K. Competition is based on price range and quality of services, and the Company expects price competition to intensify if existing and new market entrants compete aggressively.

CATV. Our CATV systems compete with direct reception over-the-air broadcast television, direct-to-home satellite services and satellite master antenna systems. Additionally, pay television and pay-per-view services offered by NTL compete with other communications and entertainment media, including home video, cinema exhibition of feature films, live theater and newly emerging multimedia services.

On September 29, 1993, the ITC issued a statement encouraging BT and the other national public telephone operators to provide "video-on-demand" services under their existing licenses. We expect to face competition from programming provided by video-on-demand services, including those provided by PTOs with national licenses, as well as (after 2001) from companies which seek to provide CATV services in our franchises under the recently announced change of government policy.

The Broadcasting Act of 1996 provides for the regulation of digital terrestrial television that will initially provide an additional 18 or more new terrestrial channels serving between 60% and 90% of the UK's population. Some of the channels are reserved for digital simultaneous broadcasting by the existing terrestrial broadcasters. The introduction of digital terrestrial television, as well as digital satellite television, will provide both additional programming sources as well as increased competition.

We do not now how developing media may impact the market for cable television systems. As-of-yet undeveloped technologies may become dominant in the future and render cable television systems less profitable or even obsolete.

BROADCAST SERVICES. In February 1997, the UK Government sold the Home Service and World Service transmission businesses of the British Broadcasting Corporation to a consortium led by Castle Tower Corporation. We may encounter significant competition from this consortium following the expiration of our current contracts with the Independent Television contractors and Channel 4 and the Welsh Fourth Channel ("SC4") for the provision of transmission services.

LIMITED ACCESS TO PROGRAMMING

The competitiveness of our cable television services depends on our access to programming at a reasonable cost. While various sources of programming are available to cable system operators in the UK, BSkyB is currently the most important supplier of cable programming and the exclusive supplier of certain programming. BSkyB provides the industry with a range of programming, including the most popular mainstream premium movie channels available in the UK and, currently, exclusive English premier league soccer games. BSkyB also competes with NTL by operating a DTH satellite service that provides programming, including programming that is also offered by NTL, to approximately 4 million subscribers in the UK. BSkyB's programming is crucial in attracting and retaining cable television subscribers and, in the absence of more alternative programming sources, BSkyB may raise prices for its programming without significant competitive pricing pressure.

Like many other cable operators, we obtain most of our programming through unofficial arrangements with BSkyB and other programming suppliers. To date, NTL has not had a formal contract with BSkyB, although we have discussed entering such an agreement for some time. We cannot be certain that we will reach a definitive agreement with BSkyB, that the terms of such agreement will improve our current arrangement, or that BSkyB will continue to supply programming to us on reasonable commercial terms. Moreover, we have not, to date, entered into written contracts with many of our other program suppliers. The loss of BSkyB or other programming, a deterioration in the perceived quality of BSkyB or other programming, or a material increase in the price that we must pay for BSkyB or other programming could have a material adverse effect on NTL.

POSSIBLE CHANGES IN GOVERNMENT REGULATION

Our principal business activities in the UK are regulated and supervised by various governmental bodies that include the ITC, the Department of Culture, Media and Sport, the Radio Communications Agency, the Radio Authority and OFTEL under the directions of the Director General and the DTI on behalf of The Secretary of State for Trade and Industry. Changes in laws, regulations or governmental policy or the interpretations of such laws or regulations affecting the activities of NTL and those of its competitors, such as licensing requirements, changes in price regulation and deregulation of interconnection arrangements, could have a material adverse effect on us.

Specifically, the prices that we may charge the ITV companies, Channel 4 and S4C, for television transmission services are subject to price controls imposed by the OFTEL. On December 24, 1996, the Director General of OFTEL issued a formal modification to NTL's Telecommunications Act License to address the new price control for the television transmission services that we provide to the ITV companies, Channel 4 and S4C. Under the new arrangements, our total revenues receivable for such services (excluding certain insignificant items) can not exceed L53.15 million in 1997 and, thereafter through 2002, they will be adjusted annually by the Retail Prices Index minus 4%. These price controls may be reviewed again prior to 2002 and price controls for the year following December 31, 2002 may have a material adverse effect on the revenues receivable from the ITV companies, Channel 4 and S4C.

As a UK company we are subject to regulatory initiatives of the European Commission. Changes promulgated in EU Directives, particularly television "production" and "programming" quotas, may reduce the range of programing and increase the costs of purchasing television programming. In addition, EU Directives may introduce provisions that require us to provide access to our cable network infrastructure to other service providers.

MANAGEMENT OF GROWTH AND EXPANSION

We have experienced rapid growth and development in a relatively short period, and we plan to meet our strategic objectives and regulatory milestones. Management of such growth will require, among other things, stringent control of construction and other costs, continued development of our financial and management controls, increased marketing activities and the training of new personnel. Failure to manage our rapid growth and development successfully could have a material adverse effect on NTL.

DEPENDENCE UPON KEY PERSONNEL

A small number of key executive officers manage our businesses, and the loss of one or more of them could have a material adverse effect on NTL. We believe that our future success will depend in large part on our continued ability to attract and retain highly skilled and qualified personnel. We have not entered into written employment contracts or non-compete agreements with, nor have we obtained life insurance policies covering, such key executive officers. Certain senior managers of NTL also serve as members of senior management of other companies in the telecommunications business.

RISKS OF RAPID TECHNOLOGICAL CHANGES

The telecommunications industry is subject to rapid and significant changes in technology and the effect of technological changes on the businesses of NTL cannot be predicted. However, the cost of implementation for emerging and future technologies could be significant, and our ability to fund such implementation will depend on our ability to obtain additional financing.

CURRENCY RISK

To the extent that we obtain financing in United States dollars and incur construction and operating expenses in British pounds sterling, we will encounter currency exchange rate risks. In addition, we generate revenues primarily in British pounds sterling while we pay interest and principal obligations with respect to most of our existing indebtedness in United States dollars. We have entered into an option agreement to hedge some of the risk of exchange rate fluctuations related to debt service and corporate expenses. While NTL may consider entering into additional transactions to hedge the risk of exchange rate fluctuations, we cannot be certain that we will engage in such transactions; or, if we do, that those transactions will be successful and that shifts in the currency exchange rates will not have a material adverse effect on us.

RISKS OF LIMITED INSURANCE COVERAGE

We obtain insurance of the type and in the amounts that we believe are customary in the UK for similar companies. Consistent with this practice, we do not insure the underground portion of our cable network. Any catastrophe that affects a significant portion of a system's underground cable network could result in substantial uninsured losses.

RISKS RELATING TO THE SHARES

LACK OF PUBLIC MARKET FOR THE CONVERTIBLE PREFERRED STOCK

The Convertible Preferred Stock is a new security for which there currently is no market. We do not intend to apply for listing of the Convertible Preferred Stock on any securities exchange or to seek approval for quotation through any automated quotation system. Accordingly, we cannot assure the development or liquidity of any market for the Convertible Preferred Stock.

RESTRICTIONS ON CASH DIVIDENDS

We expect that future credit agreements as well as the indentures that govern our existing indebtedness will restrict our ability to pay cash dividends on the Shares. Specifically, the New Credit Facility and the various indentures governing our outstanding debt limit our ability to pay cash dividends on the Shares.

                                USE OF PROCEEDS

The Selling Stockholders will receive all of the net proceeds from the sale of the Shares pursuant to this prospectus. NTL will not receive any of the proceeds from the sale of such Shares by the Selling Stockholders.

                                DIVIDEND POLICY

We have never paid cash dividends on our Common Stock. Pursuant to the indentures governing our senior indebtedness, limitations apply to the New Credit Facility and future agreements and may restrict the future payment of dividends on our capital stock. In addition, we do not currently intend to pay cash dividends in the foreseeable future on shares of our capital stock as we intend to retain earnings to fund construction of our network and the growth of our business.

Convertible Preferred Stock holders are entitled to receive cumulative dividends according to the following terms:

     - dividends will be declared by the Board of Directors of NTL out of legally available funds in preference to dividends on any Junior Stock (as defined in the "Description of Convertible Preferred Stock" section in this prospectus),

     - dividends will be paid at a rate determined at the time of their issuance such that an independent investment banker will certify that the dividend payments are not less than an amount equal to $1,000 together with the value of dividends accrued but paid up to the date of the Convertible Preferred Stock redemption and

     - dividends may be paid in the form of Common Stock or additional Convertible Preferred Stock.

Additionally, Convertible Preferred Stock holders have the option to convert their shares into Common Stock.

                        DETERMINATION OF OFFERING PRICE

The offering price for the Convertible Preferred Stock is not set but will be determined according to negotiation between a Selling Stockholder and the prospective purchaser. The offering price for the Common Stock is negotiated or, if sold on the Nasdaq, at the prevailing market price.

                   DESCRIPTION OF CONVERTIBLE PREFERRED STOCK

     The following summary of the Convertible Preferred Stock and the Certificate of Designations relating to the Convertible Preferred Stock is not intended to be complete. It is subject to, and qualified in its entirety by reference to, the Company's Restated Certificate of Incorporation, as amended (the "Charter"), and the Certificate of Designations, including the definitions therein of certain terms used below. Copies of the Certificate of Designations are available from the Company, upon request, and they are also included as exhibits to the Registration Statement of which this prospectus forms a part. See "Where you can find more information."

GENERAL

The Company is authorized to issue 10,000,000 shares of Preferred Stock, par value $0.01 per share. As of the date of this Prospectus no shares of the Convertible Preferred Stock are outstanding. The Charter authorizes the Company's Board of Directors (the "Board"), without stockholder approval, to issue classes of Preferred Stock from time to time in one or more series, with such designations, preferences and relative, participating, optional or other special rights, qualifications, limitations or restrictions as the Board may determine. See "Description of Capital Stock -- Preferred Stock."

Pursuant to the Certificate of Designations, we have authorized the issuance of an amount of shares (to be determined at the time of issuance) of Convertible Preferred Stock with a stated value per share (the "Stated Value" and, together with all accrued and unpaid dividends, the "Liquidation Preference") to be determined by negotiation between a selling stockholder and a prospective purchaser. The Convertible Preferred Stock will, when issued and paid for in accordance with the 9.9% Certificate of Designations, be fully paid and nonassessable, and holders of the Convertible Preferred Stock will have no preemptive rights related to the Convertible Preferred Stock.

The transfer agent (the "Transfer Agent") for the Convertible Preferred Stock will be determined by NTL prior to the issuance of the Convertible Preferred Stock .

RANKING

The Convertible Preferred Stock will, with respect to dividend distributions and distributions upon the liquidation, winding-up and dissolution of the Company, rank

- senior to all classes of Common Stock, other classes of capital stock or any series of Preferred Stock we establish after the date of the Certificate of Designations. The terms of these securities expressly provide that they rank senior to or equal to the Convertible Preferred Stock as to dividend distributions and distributions upon the liquidation, winding-up and dissolution of the Company. These securities are collectively referred to with our Common Stock as "Junior Stock";

- equal to any additional shares of Convertible Preferred Stock we issue in the future and any other class of capital stock or series of Preferred Stock we issue after the date of the Certificate of Designations. These securities expressly provide that they rank equal to the Convertible Preferred Stock as to dividend distributions and distributions upon the liquidation, winding-up and dissolution of the Company. These securities are collectively referred to as "Parity Stock"; and

- junior to each class of capital stock or series of Preferred Stock we issue after the date of the Certificate of Designations (subject to certain conditions). These securities expressly provide that they will rank senior to the Convertible Preferred Stock as to dividend distributions and distributions upon liquidation, winding-up and dissolution of the Company. These securities are collectively referred to as "Senior Stock."

DIVIDENDS

The holders of the Convertible Preferred Stock will be entitled to receive, when, as and if dividends are declared by the Board out of legally available funds, cumulative dividends from the date that the Convertible Preferred Stock is issued (the "Issue Date") according to the following terms:

- dividends will be declared in preference to dividends on any Junior Stock

- dividends will be paid at a rate determined at the time of their issuance such that an independent investment banker will certify that the dividend payments are not less than an amount equal to $1,000 together with the value of dividends accrued but paid up to the date of the Convertible Preferred Stock redemption

- dividends may be paid in the form of Common Stock or additional Convertible Preferred Stock.

These dividends will accrue semi-annually on the second anniversary of the Issue Date (each day constituting a "Dividend Payment Date"). If any such date is not a Business Day or occurs during a redemption or conversion, such payment will be made on the next succeeding Business Day or on a special record date during the 45 days prior to the redemption or conversion. Holders of record as of the Dividend Payment date or a special record date (each, a "Record Date") will receive a dividend payment. Dividends will be payable in the sole discretion of the Board

- in cash (to the extent permitted by our various indentures, credit or other agreements),

- by delivery of shares of Common Stock to holders (based upon a percentage of the Average Market Price (as defined below)),

- by delivery of additional shares of Convertible Preferred Stock or

- through any combination of the foregoing.

We intend to pay dividends in shares of Common Stock on each Dividend Payment Date to the extent that we are unable to pay dividends in cash.

If the dividends are paid in shares of Common Stock, the number of shares of Common Stock to be issued on each Dividend Payment Date will be determined by dividing the total dividend to be paid by the Average Market Price. The "Average Market Price" is the average of the high and low sales prices of the Common Stock as reported by the Nasdaq or any national securities exchange upon which the Common Stock is then listed, for each of the ten consecutive trading days immediately preceding the fifth business day preceding the Record Date.

If the dividends are paid in shares of Convertible Preferred Stock, the number of shares of Convertible Preferred Stock to be paid will be determined according to two different sets of circumstances:

- if on the Record Date the Common Stock is trading at a price in excess of 25% above the Average Market Price at the Issue Date (the "Fixed Price") then, by dividing

     (A) the product of multiplying the Fixed Price and the dividend payment amount per share by

     (B) the product of multiplying the Average Market Price by the Stated Value of the Convertible Preferred Stock

or

- if, on the Record Date, the Fixed Price is lower than the Average Market Price, then by dividing the Convertible Preferred Stock Dividend by the Stated Value of the Convertible Preferred Stock.

The Transfer Agent will be authorized and directed in the Certificate of Designations to aggregate any fractional shares of Common Stock that are issued as dividends, sell them at the best available price and distribute the proceeds to the holders in proportion to their respective interests therein.

Dividends on the Convertible Preferred Stock will accrue on a daily basis (without interest or compounding) whether or not the Company has earnings or profits, whether or not there are funds legally available for the payment and whether or not dividends are declared. Dividends will accumulate to the extent they are not paid on the Dividend Payment Date for the period to which they relate. Dividends will cease to accrue on the date that the Convertible Preferred Stock is either redeemed or converted. All dividends will be paid pro rata to the Convertible Preferred Stock holders.

While shares of the Convertible Preferred Stock remain outstanding, we will not pay or declare any dividends, cash or any other distribution on Junior Stock or Parity Stock nor purchase or redeem any Junior Stock or Parity Stock unless:

- we have satisfied the dividend requirements for all previously accrued Parity Stock dividends

- we have satisfied the requirements for purchase, retirement, and sinking funds of all Parity Stock and

- we are not in default on any of its obligations to redeem any Parity Stock.

The restrictions governing our purchase or redemption of our Junior Stock and Parity Stock do not include the following transactions:

- a reclassification of the Junior Stock or Parity Stock through the issuance of other Junior Stock or Parity Stock and/or convertible securities

- the issuance of cash in lieu of fractional shares or

- the purchase, redemption or other acquisition of Junior Stock or Parity Stock from any wholly-owned subsidiary.

Excluding the restrictions explicitly detailed above and the requirements of applicable law, we may, from time to time, pay dividends to or purchase and redeem our Junior Stock and Parity Stock.

We expect future credit agreements and the indentures that govern our existing indebtedness will restrict our ability to pay dividends on the Convertible Preferred Stock. Specifically, our New Credit Facility and the various indentures governing our outstanding debt limit our ability to pay cash dividends on Convertible Preferred Stock.

OPTIONAL REDEMPTION

We may redeem the Convertible Preferred Stock for $1,000 in cash per share (which, together with the amount of all dividends accrued but unpaid constitutes the "Redemption Price"). At our option, we may choose to redeem the Convertible Preferred Stock for shares of Common Stock after the third anniversary of the Issue Date until the Redemption Date.

No optional redemption may be authorized or made unless, prior to giving the applicable redemption notice, all accumulated and unpaid dividends for periods ended prior to the date of such redemption notice shall have been paid. In the event of partial redemptions of Convertible Preferred Stock, the shares to be redeemed will be determined pro rata or by lot, as determined by the Company, provided that the Company may redeem all shares held by holders of fewer than 10 shares of Convertible Preferred Stock (or by holders that would hold fewer than 10 shares of Convertible Preferred Stock following such redemption) prior to its redemption of other shares of Convertible Preferred Stock.

MANDATORY REDEMPTION

We must redeem the Convertible Preferred Stock out of funds legally available on the tenth anniversary of the Issue Date at $1,000 cash per share (which, together with the amount of all accrued but unpaid dividends constitutes the "Mandatory Redemption Price") or for shares of Common Stock.

REDEMPTION BY DELIVERY OF COMMON STOCK

If we redeem the Convertible Preferred Stock in whole or in part through the exchange of Common Stock, Convertible Preferred Stock holders will receive a number of shares of Common Stock that is equal to the Redemption Price or Mandatory Redemption price divided by the Average Market Price. No fractional shares of Common Stock will be delivered, but we will pay a cash adjustment as described in the Certificate of Designations.

PROCEDURE FOR REDEMPTION

On and after a redemption date, unless we default in the payment of the applicable redemption price, dividends will cease to accrue on shares of Convertible Preferred Stock called for redemption and all rights of holders of such shares will terminate except for the right to receive the redemption price, without interest; provided, however, that if a notice of redemption has been given and at least $250 million in cash or an amount of Common Stock equal to the full Redemption Price or Mandatory Redemption Price has been segregated in trust for the benefit of the Convertible Preferred Stock holders, the holders of the shares to be redeemed will cease to be NTL stockholders and will be entitled to receive only the Redemption Price or Mandatory Redemption Price for their shares on the redemption date. We will provide a written notice of redemption by first class mail to each holder of record of shares of Convertible Preferred Stock not fewer than 30 days nor more than 60 days prior to the date fixed for such redemption.

CONVERSION RIGHTS

Convertible Preferred Stock holders have the option to convert their shares at any time after the Issue Date into an amount of our Common Stock equal to the Stated Value of the shares divided by the Fixed Price. A holder's right to convert shares of Convertible Preferred Stock called for redemption will terminate at the close of business on the business day preceding the redemption date and will be lost if not exercised prior to that time, unless we default in making the payment due upon redemption.

The initial conversion price is $1000 per share. The conversion price will be subject to adjustments in the Fixed Price as the result of certain events, including:

- the payment of dividends (and other distributions) in Common Stock on any class of capital stock of the Company other than the payment of dividends in Common Stock on the Convertible Preferred Stock or any other regularly scheduled dividend on any other Preferred Stock which does not trigger any anti-dilution provisions in any other security;

- the issuance to all holders of Common Stock of rights, warrants or options entitling them to subscribe for or purchase Common Stock at less than the current market price (as calculated pursuant to the Certificate of Designations);

- subdivisions, combinations and reclassifications of Common Stock;

- distributions to all holders of our Common Stock or evidences of indebtedness, shares of any class of capital stock, cash or other assets (including securities, but excluding those dividends, rights, warrants, options and distributions referred to above and dividends and distributions paid in cash out of the retained earnings of the Company. If the sum of all such cash dividends and distributions made and the amount of cash and the fair market value of other consideration paid in respect of any repurchases of Common Stock by the Company or any of its subsidiaries, in each case within the preceding 12 months in respect of which no adjustment has been made, exceeds 10% of the product of the then current market price of the Common Stock times the aggregate number of shares of Common Stock outstanding on the record date for such dividend or distribution) no adjustment will be made.

In the case of certain consolidations or mergers to which we are a party or the transfer of substantially all of our assets, each share of Convertible Preferred Stock then outstanding would become convertible only into the kind and amount of securities, cash and other property receivable upon the consolidation, merger or transfer by a holder of the number of shares of Common Stock into which such share of Convertible Preferred Stock might have been converted immediately prior to the such consolidation, merger or transfer (assuming such holder of Common Stock failed to exercise any rights of election and received per share the kind and amount receivable per share by a plurality of non-electing shares).

If we enter any Reorganization (as defined below), the Convertible Preferred Stock holders will have the option to convert their shares (or the Convertible Preferred Stock holders of NTL's successor by merger or consolidation as described in the Certificate of Designations) into Reorganization Units (as defined below). The number of Reorganization Units issued upon conversion will be determined by dividing the Stated Value of the Convertible Preferred Stock by the higher of

- the Fixed Price on the date that the Convertible Preferred Stock is converted

or

- the applicable price of the Reorganization Unit on the date that the Preferred Stock is converted.

"Reorganization" means any of the following events:

- any consolidation or merger of NTL with another entity, unless NTL is the surviving corporation and the common stock remains unchanged

- sale or transfer of substantially all NTL assets to another entity

- any reorganization or reclassification of the Common Stock or other NTL equity securities

- any statutory exchange of capital stock with another entity

"Reorganization Unit" means the kind or amount of securities, cash or other property that Convertible Preferred Stock holders may receive in substitution of or in exchange for a share of Common Stock upon consummation of a Reorganization.

No fractional shares of Common Stock will be issued upon conversion. Instead, we will pay a cash adjustment based upon the closing price of the Common Stock on the business day prior to the conversion date.

The holder of record of a share of Convertible Preferred Stock at the close of business on a record date with respect to the payment of dividends on the Convertible Preferred Stock will be entitled to receive such dividends with respect to such share of Convertible Preferred Stock on the corresponding Dividend Payment Date, notwithstanding the conversion of such share after such Record Date and prior to such Dividend Payment Date. A share of Convertible Preferred Stock surrendered for conversion during the period from the close of business on any Record Date for the payment of dividends to the opening of business of the corresponding Dividend Payment Date must be accompanied by a payment in cash in an amount equal to the dividend payable on such Dividend Payment Date, unless such share of Convertible Preferred Stock has been called for redemption on a redemption date occurring during the period from the close of business on any Record Date for the payment of dividends to the close of business on the business day immediately following the corresponding Dividend Payment Date. The dividend payment with respect to a share of Convertible Preferred Stock called for redemption on a date during the period from the close of business on any Record Date for the payment of dividends to the close of business on the business day immediately following the corresponding Dividend Payment Date will be payable on such Dividend Payment Date to the record holder of such share on such Record Date, notwithstanding the conversion of such share after such Record Date and prior to such Dividend Payment Date. No payment or adjustment will be made upon conversion of shares of Convertible Preferred Stock for accumulated and unpaid dividends or for dividends with respect to the Common Stock issued upon such conversion.

VOTING RIGHTS

Holders of record of shares of the Convertible Preferred Stock will have no voting rights, except as required by law and as provided in the Charter. The Certificate of Designations provides that, pursuant to Section 228 of the Delaware General Corporation Law, Convertible Preferred Stock holders may elect two new Board members if the accumulation of accrued and unpaid dividends on the outstanding Convertible Preferred Stock constitutes an amount equal to three semi-annual dividends. Voting rights arising as a result of the Convertible Preferred Stock holders' election will continue until such time as all dividends in arrears on the Convertible Preferred Stock are paid in full and, at which time the term of office of any such members of the Board of Directors so elected will terminate and such directors will be deemed to have resigned.

LIQUIDATION RIGHTS

If there is any liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary, then the holders of shares of Convertible Preferred Stock then outstanding, after payment, or provision for payment of our debts and other liabilities and the payment or provision for payment of any distribution on any shares of Senior Stock, and before any distribution to the holders of Junior Stock, shall be entitled to be paid out of our assets available for distribution to our stockholders an amount per share of Convertible Preferred Stock in cash equal to the Liquidation Preference. If our assets available for distribution to the holders of Convertible Preferred Stock upon any dissolution, liquidation or winding up of the Company shall be insufficient to pay in full the Liquidation Preference payable to the holders of outstanding shares of Convertible Preferred Stock and the liquidation preference payable to all other shares of Parity Stock (as set forth in the instrument or instruments creating such Parity Stock), then the holders of shares of Convertible Preferred Stock and of all other shares of Parity Stock shall share ratably in such distribution of assets in proportion to the amount which would be payable on such distribution if the amounts to which the holders of outstanding shares of Convertible Preferred Stock and the holders of outstanding shares of such other Parity Stock were paid in full.

                          DESCRIPTION OF CAPITAL STOCK

AUTHORIZED CAPITAL STOCK

Our authorized capital stock consists of 400,000,000 shares of Common Stock, and 10,000,000 shares of Preferred Stock. At the close of business on October 31, 1998:

- approximately 50,064,000 shares of Common Stock were issued and outstanding;

- no shares of Common Stock were held by the Company in its treasury;

- approximately 121,000,000 shares of the Company's 13% Preferred were issued and outstanding;

- 1,000,000 shares of Series A Junior Participating Preferred Stock (the "Rights Preferred Stock") were reserved for issuance pursuant to the Rights Agreement, dated as of October 13, 1993 (the "Rights Agreement"), between the Company and Continental Stock Transfer & Trust Company, as Rights Agent;

- approximately 7,261,000 shares of Common Stock were reserved for issuance pursuant to the conversion of the 7% Convertible Subordinated Notes Due 2008;

- approximately 927,000 shares of Common Stock were reserved for issuance upon the exercise of certain warrants; and

- approximately 15,912,000 shares of Common Stock were reserved for issuance pursuant to various Company employee and director stock options

- approximately 2,821,000 shares of 9.9% Non-voting Mandatorily Redeemable Preferred Stock were issued and outstanding.

COMMON STOCK

Holders of Common Stock are entitled to one vote for each share they hold of record and may participate in all matters that are submitted to a vote of the stockholders. They do not have cumulative voting rights in the election of directors. Holders of Common Stock are entitled to receive ratably any dividends that our Board of Directors may legally declare. In the event of a liquidation, dissolution or winding of the Company, holders of Common Stock would be entitled to share ratably in all our assets available for distribution after liabilities are paid and the liquidation preference of any outstanding Preferred Stock is satisfied. Holders of Common Stock have no preemptive rights and have no rights to convert their Common Stock into any other securities, and they have no redemption rights. All of the outstanding shares of Common Stock are fully paid and nonassessable.

PREFERRED STOCK

Our Board has the authority to issue preferred stock in one or more series with any designation, title, voting powers and any other preferences, and relative, participating, optional or other special rights and qualifications, limitations or restrictions. Our Board may assign rights to the Preferred Stock without any further vote or action by NTL stockholders.

13% PREFERRED. The 13% Preferred ranks prior to the Common Stock and Rights Preferred Stock with respect to dividend rights and rights on liquidation, winding up and dissolution. Each share of 13% Preferred has a liquidation preference of $1,000. Holders of shares of 13% Preferred are entitled to receive quarterly dividends per share at a rate of 13% per annum ($130 per share). Dividends accruing on or prior to February 15, 2004 may, at our option, be paid in cash, by issuing additional shares of 13% Preferred having an aggregate liquidation preference equal to the amount of such dividends, or in any combination of the foregoing. Dividends accruing after February 15, 2004 must be paid in cash. We may redeem any or all of the 13% Preferred on or after February 15, 2002 at declining redemption prices as set forth in the certificate of designation with respect to the 13% Preferred, plus accrued and unpaid dividends to the date of redemption. We must redeem all outstanding shares of 13% Preferred on February 15, 2009 at a price equal to 100% of the liquidation preference thereof, plus accrued and unpaid dividends to the date of redemption.

Holders of 13% Preferred have no general voting rights, except as otherwise required under Delaware law and except in certain circumstances as set forth in the certificate of designation with respect to the 13% Preferred including

- amending certain rights of the holders of the 13% Preferred Stock and

- the issuance of any class of equity securities that ranks on a parity with or senior to the 13% Preferred, other than additional shares of the 13% Preferred issued in lieu of cash dividends or parity securities issued to finance the redemption by us of the 13% Preferred.

Holders of a majority of the outstanding shares of 13% Preferred, voting as a class, will be entitled to elect two directors to our Board of Directors if

- dividends are in arrears for six quarterly periods (whether or not consecutive) or

- we fail to make a mandatory redemption or an offer to purchase all of the outstanding shares of 13% Preferred Stock following a change of control or

- we fail to pay pursuant to such redemption of offer.

In the event of a change of control, we will, subject to certain conditions, offer to purchase all outstanding shares of 13% Preferred Stock at a purchase price equal to 101% of the liquidation preference, plus accrued and unpaid dividends to the date of repurchase. Additionally, we will have the option to redeem all of the outstanding shares of 13% Preferred Stock at a redemption price equal to 100% of the liquidation preference thereof plus the applicable premium and accrued and unpaid dividends to the date of repurchase.

On any scheduled dividend payment date, we may, at our option, exchange all, but not less than all, of the shares of 13% Preferred then outstanding into the Company's 13% Series B Subordinated Exchange Debentures Due 2009.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Stock in Continental Stock Transfer & Trust Company.

CERTAIN SPECIAL CHARTER PROVISIONS

Our Charter as currently in effect contains the provisions described below. Such charter provisions may have the effect of hindering a hostile takeover or change of the composition of NTL's incumbent board of directors and its officers. These charter provisions may also adversely impact stockholders who desire to participate in a tender offer, and they may deprive stockholders of possible opportunities to sell their shares at temporarily higher prices.

CLASSIFIED BOARD AND FILLING OF VACANCIES ON THE BOARD OF DIRECTORS. Directors shall be divided into three classes, each of which shall serve a staggered three-year term. Vacancies on the Board of Directors that may occur between annual meetings may be filled by the Board of Directors. In addition, any director elected to fill a vacancy on the Board will serve for the balance of the term of the replaced director.

REMOVAL OF DIRECTORS. Directors can be removed only by the stockholders for cause and then only by the affirmative vote of the holders of not less that two-thirds of the combined voting power of the Company.

VOTING REQUIREMENT FOR CERTAIN BUSINESS COMBINATIONS. In addition to any affirmative vote required by law, the affirmative vote of holders of two-thirds of NTL voting power shall be necessary to approve any "Business Combination" (as hereinafter defined) proposed by an "Interested Stockholder" (as hereinafter defined). The additional voting requirements will not apply, however, if the Business Combination was approved by not less than a majority of the Continuing Directors or if a series of conditions are satisfied that require, in summary, the following:

- The consideration to be paid to our stockholders in the Business Combination must be at least equal to the higher of (x) the highest per-share price paid by the Interested Stockholder in acquiring any shares of Common Stock during the two years prior to the announcement date of the Business Combination or in the transaction in which it became an Interested Stockholder (the "Determination Date"), whichever is higher or (y) the fair market value per share of Common Stock on the announcement date or Determination Date, whichever is higher, in either case appropriately adjusted for any stock dividend, stock split, combination of shares or similar event (non-cash consideration is treated similarly).

- Certain "procedural" requirements must be satisfied, including the Consent Solicitation of proxies pursuant to the rules of the Commission and no decrease in regular dividends (if any) can be made after the Interested Stockholder became an Interested Stockholder (except as approved by a majority of the Continuing Directors).

An "Interested Stockholder" is defined as anyone who is the beneficial owner of more than 15% of the voting power of the voting stock, other than the Company and any employee stock plans sponsored by the Company, and includes any person who is an assignee of or has succeeded to any shares of voting stock in a transaction not involving a public offering that were at any time within the two-year period beneficially owned by an Interested Stockholder. The term "beneficial owner" includes persons directly and indirectly owning or having the right to acquire or vote the stock. Interested Stockholders participate fully in all stockholder voting.

A "Business Combination" includes the following transactions:

- merger or consolidation of the Company or any subsidiary with an Interested Stockholder or with any other corporation or entity which is, or after such merger or consolidation would be, an affiliate of an Interested Stockholder;

- the sale or other disposition by us, or a subsidiary of assets having a fair market value of $5,000,000 or more if an Interested Stockholder (or an affiliate thereof) is a party to the transaction;

- the adoption of any plan or proposal for the liquidation or dissolution of the Company proposed by or on behalf of an Interested Stockholder (or an affiliate thereof); or

- any reclassification of securities, recapitalization, merger with a subsidiary, or other transaction which has the effect, directly or indirectly, of increasing the proportionate share of any class of the outstanding stock (or securities convertible into stock) of the Company or a subsidiary owned by an Interested Stockholder (or an affiliate thereof).

Determinations of the fair market value of non-cash consideration are made by a majority of the Continuing Directors.

The term "Continuing Directors" means any member of our Board of Directors, while such person is a member of the Company's Board of Directors who is not an Affiliate or Associate or representative of the Interested Stockholder and was a member of the Company's Board of Directors prior to the time that the Interested Stockholder became an Interested Stockholder, and any successor of a Continuing Director while such successor is a member of our Board of Directors who is not an Affiliate of Associate or representative of the interested Stockholder and is recommended or elected to succeed the Continuing Director by a majority of Continuing Directors.

  VOTING REQUIREMENTS FOR CERTAIN AMENDMENTS TO THE CHARTER. The Charter provides that the provisions set forth in this section may not be repealed or amended in any respect, unless such action is approved by the affirmative vote of the holders or not less than two-thirds of the voting power of the Company. The requirement of an increased stockholder vote is designed to prevent a stockholder who controls a majority of the voting power of the Company from avoiding the requirements of the provisions discussed above by simply amending or repealing such provisions.

STOCKHOLDER RIGHTS PLAN

The following description of the Rights Agreement is qualified in its entirety by reference to the Rights Agreement, a copy of which may be obtained from NTL or the sources described under "Where you can find more information."

On August 27, 1993, our Board of Directors adopted the Rights Agreement. The Rights Agreement provides that one Right will be issued with each share of the Common Stock issued (whether originally issued or from our treasury) on or after the date of the Merger and prior to the Rights Distribution Date (as hereinafter defined). The Rights are not exercisable until the Rights Distribution Date and will expire at the close of business on the date which is 10 years from the date of the Distribution unless previously redeemed by us as described below. When exercisable, each Right entitles the owner to purchase from us one-hundredth of a share of Rights Preferred Stock at a purchase price of $100.00.

Except as described below, the Rights will be evidenced by all the Common Stock certificates will be distributed. The Rights will separate from the Common Stock and a "Rights Distribution Date" will occur upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of the Common Stock (the "Stock Acquisition Date") and (ii) 10 business days following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person.

After the Rights Distribution Date, Rights certificates will be mailed to holders of record of the Common Stock as of the Rights Distribution Date and thereafter the separate Rights certificates alone will represent the Rights.

The Rights Preferred Stock issuable upon exercise of the Rights will be entitled to a minimum preferential quarterly dividend payment of $.01 per share and will be entitled to an aggregate dividend of 100 times the dividend, if any, declared per share of Common Stock. In the event of liquidation, the holders of the Rights Preferred Stock will be entitled to a minimum preferential liquidation payment of $1.00 per share and will be entitled to an aggregate payment of 100 times the payment made per share of the Common Stock. Each share of Rights Preferred Stock will have 100 votes and will vote together with the Common Stock. In the event of any merger, consolidation or other transaction in which shares of the Common Stock are changed or exchanged, each share of Rights Preferred Stock will be entitled to receive 100 times the amount received per share of the Common Stock. These rights are protected by customary antidilution provisions. Because of the nature of the Rights Preferred Stock's dividend, liquidation and voting rights, the value of one one-hundredth of a share of Rights Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of the Common Stock.

In the event that a person becomes an Acquiring Person (except pursuant to a tender offer or an exchange offer for all outstanding shares of Common Stock at a price and on terms determined by at least a majority of the members of the Company's Board of Directors who are not officers of the Company and how are not representatives, nominees, affiliates or associates or an Acquiring Person, to be (i) at a price which is fair to our stockholders and (ii) otherwise in our best interests and our stockholders (a "Qualifying Offer")), each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price, the Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. Notwithstanding any of the forgoing, following the occurrence of any such event, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were beneficially owned by any Acquiring Person (or certain related parties) will be null and void. However, Rights are not exercisable following the occurrence of the event set forth above until such time as the Rights are no longer redeemable by us set forth below.

In the event that, at any time following the Stock Acquisition Date, (i) we are acquired in a merger or other business combination transaction in which the Company is not the surviving corporation or the Common Stock is changed or exchanged (other than a merger which follows a Qualifying Offer and satisfies certain other requirements) or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon the exercise thereof at the then current price, Common Stock of the acquiring company having a value equal to two times the exercise price of the Right.

At any time until 10 days following the Stock Acquisition Date, we may redeem the Rights in whole, but not part, at a price of $.01 per Right. Immediately upon the action of our Board of Directors ordering redemption of the Rights, the Rights will terminate and the only Right of the holders of the Rights will be to receive the $.01 redemption price.

Until a Right is exercised, the holder thereof, as such, all have no rights as a stockholder of the Company, including without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to us, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for the Common Stock (or other consideration) or for Common Stock of the acquiring company as set forth above.

Other than those provisions relating to the principal terms of the Rights, any of the provisions of the Rights Agreement may be amended by our Board of Directors prior to the Rights Distribution Date. After the Rights Distribution Date, the provisions of the Rights Agreement may be amended by our Board of Directors in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person) or to shorten or lengthen any time period under the Rights Agreement, provided that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

The Rights have certain anti-takeover effects as they will cause substantial dilution to a person or group that acquires a substantial interest in the Company without the prior approval of our Board of Directors. The effect of the Rights may be to inhibit a change in control of the Company (including through a third party tender offer at a price which reflects a premium to then prevailing trading prices) that may be beneficial to the our stockholders.

                 CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

     The following is a discussion of certain anticipated U.S. federal income tax consequences of the ownership of the Shares as of the date hereof. It deals only with Shares held as capital assets by initial purchasers that are United States holders and does not deal with special situations, such as those of foreign persons, dealers in securities, financial institutions, life insurance companies, holders whose "functional currency" is not the U.S. dollar, or special rules with respect to certain "straddle" or hedging transactions. The discussion below is based upon the Internal Revenue Code of 1986, as amended (the "Code"), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed or modified (including retroactively) so as to result in federal income tax consequences different from those discussed below. We urge selling stockholders to consult their own tax advisors with respect to the effect of the federal income, as well as state, local or other tax laws, on an investment in Shares.

DIVIDENDS ON SHARES. Holders of Shares will recognize ordinary income upon the receipt of a dividend of cash or additional shares of Convertible Preferred Stock, to the extent, if any, of the Company's current or accumulated earnings and profits as calculated for federal income tax purposes. The amount includable in income in the case of a dividend of Convertible Preferred Stock is the fair market value of such stock received. Accordingly, holders may recognize income and incur tax liability with respect to such dividends without receiving the corresponding amount of cash. A holder's holding period in any Convertible Preferred Stock received as a dividend (or as a return of capital as described below) will commence on the date following the distribution date.

A distribution of cash or shares of Convertible Preferred Stock in an amount in excess of the Company's current and accumulated earnings and profits will be a tax free return of capital to the extent of a holder's tax basis in his underlying shares of Convertible Preferred Stock, and thereafter, will constitute capital gain. Any capital gain will be long-term if, as of the date of payment, the holder held the shares of Convertible Preferred Stock on which the distribution is made for more than one year.

Amounts taxed as dividends for federal income tax purposes that are received by corporate holders generally will be eligible for the 70% dividends-received deduction under Section 243 of the Code. There are, however, many exceptions relating to the availability of such dividends-received deduction, including relating to (i) the required holding period of the stock on which the dividends are paid, (ii) the prohibition against debt-financed portfolio stock, (iii) dividends treated as "extraordinary dividends" for purposes of Section 1059 of the Code, and (iv) the reduction in benefit for taxpayers who pay alternative minimum tax. Corporate stockholders should consult their own tax advisors regarding the extent, if any, to which such exceptions and restrictions may apply to their particular factual situations.

SALE OF SHARES. Except as described below concerning sales of Convertible Preferred Stock to the Company, for federal income tax purposes, a holder of a share of Convertible Preferred Stock will recognize gain or loss on any sale or exchange of a share of Convertible Preferred Stock measured by the difference between the selling price and the holder's tax basis in such share. If the holder holds such share of Convertible Preferred Stock as a capital asset, the gain or loss will be long-term capital gain, if it is held for more than one year.

If a holder sells his Convertible Preferred Stock to the Company for cash, the holder will be treated either as having sold such stock or as having received a distribution from the Company. In this regard, under Section 302 of the Code, a holder generally will be treated as having sold Shares if the sale to the Company (a) results in a "complete termination" of the holder's interest in the Company, (b) is "substantially disproportionate" with respect to the holder, or
(c) is "not essentially equivalent to a dividend" with respect to the holder. In determining whether any of these tests are met, stock in the Company actually owned, as well as considered to be owned by reason of the constructive ownership rules of Section 318 of the Code, generally must be taken into account. A holder who meets any of these tests will recognize capital gain or loss upon the sale of his Convertible Preferred Stock to the Company, as described above.

If none of the tests of Section 302(b) of the Code is met, cash received by a holder upon redemption by the Company of Convertible Preferred Stock will be a "dividend" to the extent of such holder's share of the Company's current and accumulated earnings and profits, and the excess of such amounts received over the portion that is taxable as a dividend would constitute a non-taxable return of capital (to the extent of the holder's tax basis in the Shares redeemed). Any amount in excess of the holder's tax basis would constitute capital gain. Any remaining tax basis in the Convertible Preferred Stock redeemed would be transferred to any remaining stockholdings of the holder of the Company.

If a holder receives Common Stock in exchange for Convertible Preferred Stock, such holder should be taxed as described below under "Conversion of Convertible Preferred Stock."

CONVERSION OF CONVERTIBLE CONVERTIBLE PREFERRED STOCK. A holder generally will not recognize gain or loss upon the conversion or exchange of a share of Preferred Stock into Common Stock (other than to the extent any dividend arrearages are satisfied by the Common Stock received). Except for any shares of Common Stock treated as payment of a dividend arrearage, a holder's holding period in the shares of Common Stock received upon conversion or exchange will include the period during which he held the converted or exchanged shares of Convertible Convertible Preferred Stock, and such holder's tax basis in each share of Convertible Preferred Stock will be allocated to such shares of Common Stock according to their relative fair market value on the conversion or exchange date. The receipt of cash in lieu of a fractional share upon conversion or exchange of the Convertible Preferred Stock to Common Stock generally will be treated as a sale of such fractional share of Common Stock in which the holder will recognize taxable gain or loss equal to the difference between the amount of cash received and the holder's tax basis in the fractional share redeemed. Such gain or loss will be capital gain or loss and will be long-term if the holder's holding period exceeds one year.

ADJUSTMENTS TO CONVERSION PROVISIONS. Adjustments made to the conversion ratio, or the failure to make such adjustments, may result in a taxable distribution to the holders of Shares pursuant to Section 305 of the Code.

THE FOREGOING DISCUSSION OF CERTAIN FEDERAL INCOME TAX CONSIDERATIONS IS A GENERAL SUMMARY OF CERTAIN FEDERAL INCOME TAX CONSEQUENCES FROM AN INVESTMENT IN CONVERTIBLE PREFERRED STOCK. EACH PURCHASER OF THE CONVERTIBLE PREFERRED STOCK IS URGED TO CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES TO IT, INCLUDING THOSE UNDER STATE, LOCAL, FOREIGN, AND OTHER TAX LAWS.

                              SELLING STOCKHOLDERS

The Selling Stockholders (including their assignees and transferees) may from time to time offer and sell pursuant to this prospectus any or all of the Shares. Neither the filing with the Commission of the Registration Statement of which this prospectus is a part nor the distribution of this prospectus should be construed to suggest that any or all of the Shares being offered for the account of the Selling Stockholders are being offered for sale at any given time.

                              PLAN OF DISTRIBUTION

The Securities covered by this prospectus may be offered and sold from time to time by the Selling Stockholders. The Selling Stockholders will act independently of the Company in making decisions with respect to the timing, manner and size of each sale except that the Shares are subject to certain contractual restriction on transfer as set forth in the Registration Rights Agreement.

Subject to those restrictions, the Shares may be sold from time to time in one or more transactions to purchasers either directly by the Selling Stockholders, through agents designated by the Selling Stockholders or to or through brokers, dealers or underwriters to be designated by the Selling Stockholders, at such prices (whether at fixed offering prices, prevailing market prices, varying prices determined at the time of sale or otherwise) and on such terms as may be determined by the Selling Stockholders at the time of sale. Additionally, sales of the Common Stock may be made on the Nasdaq or in the over-the-counter market or otherwise. Such agents, brokers, dealers or underwriters will likely receive commissions or discounts from the Selling Stockholders which may exceed customary and ordinary amounts to be negotiated immediately prior to the sale. The Selling Stockholders and any agents, dealers or underwriters that participate with the Selling Stockholders in the distribution of the Shares offered hereby may be deemed to be "underwriters" within the meaning of the Securities Act and any commissions received by them and any profit on the resale of the Shares purchased by them may be deemed underwriting commissions or discounts under the Securities Act.

To the extent required under the Securities Act, the aggregate amount of Shares being offered and the terms of the offering, the names of any such agents, brokers, dealers or underwriters and any applicable commission with respect to a particular offer will be set forth in an accompanying Prospectus supplement. The aggregate proceeds to the Selling Stockholders from the sale of the Shares offered hereby will be the selling price of the Shares sold less the aggregate commissions and discounts thereon, if any, and other expenses of issuance and distribution. None of the proceeds from the sale of the Shares offered hereby will be received by us.

To comply with the securities laws of certain jurisdictions, if applicable, the Shares may be offered or sold in such jurisdictions only through registered or licensed brokers or dealers.

Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of the Shares may be limited in its ability to engage in market activities with respect to such Shares. In addition and without limiting the foregoing, each Selling Stockholder will be subject to

     - applicable provisions of the Exchange Act and the rules an regulations thereunder and

     - the provisions of the 9.9% Certificate of Designations, which provisions may limit the timing of purchases and sales of the Shares by the Selling Stockholders (including pursuant to an underwritten offering).

All of the foregoing may affect the marketability of the Shares.

                      ENFORCEABILITY OF CIVIL LIABILITIES

A substantial portion of the assets of the Company's subsidiaries are located in the UK. The United States and England do not currently have a treaty providing for the reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, you may not succeed automatically in an attempt to enforce in England a final judgment for the payment of a fixed debt rendered by a United States court. In order to enforce in England a United States judgment, you must initiate proceedings by way of common law action before a court of competent jurisdiction in England. An English court will, subject to what is said below, normally order summary judgment on the basis that there is no defense to the claim for payment and will not reinvestigate the merits of the original dispute. In such an action, an English Court will treat the United States judgment as creating a valid debt upon which the judgment creditor could bring an action for payment, as long as:

     - the United States court had jurisdiction over the original proceeding,

     - the judgement is final and conclusive on the merits,

     - the judgement does not contravene English public policy,

     - the judgment must not be for a tax, penalty or a judgment arrived at by doubling, trebling or otherwise multiplying a sum assessed as compensation for the loss or damage sustained, and

     - the judgement has not been obtained by fraud or in breach of the principles of natural justice.

In conclusion, we cannot assure you that you will be able to enforce in England judgments in civil and commercial matters obtained in any United States court. There is also some doubt as to whether an English court would impose civil liability in an original action based solely on the United States federal securities laws.

                                 LEGAL MATTERS

The validity of the Shares will be passed upon for the Company by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York, special counsel to the Company.

                                    EXPERTS

The consolidated financial statements and schedules of the Company appearing in the Company's Annual Report (Form 10-K/A-1) for the year ended December 31, 1997, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements and schedules are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

The consolidated financial statements as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997 of Comcast UK Cable Partners Limited and subsidiaries have been incorporated herein by reference and have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is also incorporated by reference herein and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997 of Birmingham Cable Corporation Limited and Cable London PLC have been incorporated herein by reference and have been audited by Deloitte & Touche, independent auditors, as stated in their reports, which are also incorporated by reference herein and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The combined financial statements of ComTel UK Finance, B.V. and its subsidiaries as of and for the year ended December 31, 1997 and the combined financial statements of Telecential Communications (Canada) limited and Telecential Communications (UK) Limited as of and for the 16 months ended December 31, 1996, each have been incorporated herein by reference and have been audited by Deloitte & Touche, independent auditors, as stated in their reports, which are also incorporated by reference herein and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The combined financial statements as of and for the year ended December 31, 1996 of ComTel UK Finance B.V. have been incorporated herein by reference in reliance on the report of Coopers & Lybrand, independent Chartered Accountants, given on the authority of such firm as experts in accounting and auditing.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                   [NTL LOGO]

             SHARES OF CONVERTIBLE PREFERRED STOCK AND COMMON STOCK

                                NTL INCORPORATED

                The date of this prospectus is November 5, 1998

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following is an itemization of all expenses (subject to future contingencies) incurred or expected to be incurred by the Company in connection with the Offering.

SEC registration fee........................................  $39,139.62
Legal fees and expenses.....................................      *
Accounting fees and expenses................................      *
Printing and engraving fees.................................      *
Miscellaneous expenses......................................      *
          Total.............................................      *

-------------------------

(*) To be filed by amendment.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

As permitted by Section 102 of the Delaware General Corporation Law (the "DGCL"), the Company's Amended and Restated Certificate of Incorporation eliminates a director's personal liability for monetary damages to the Company and its stockholders arising from a breach or alleged breach of a director's fiduciary duty except for liability under Section 174 of the DGCL or liability for a breach of the director's duty of loyalty to the Company or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law or for any transaction in which the director derived an improper personal benefit. The effect of this provision in the certificate of incorporation is to eliminate the rights of the Company and its stockholders (through stockholders, derivative suits on behalf of the Company) to recover monetary damages against a director for breach of fiduciary duty as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described above.

The Company's Restated By-laws provide that directors and officers of the Company shall be indemnified against liabilities arising from their service as directors and officers to the full extent permitted by law. Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

Section 145 also empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the fight of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorney's fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted under similar standards, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless, and only to the extent that, the Court of Chancery or the court in which such action was brought shall determine that despite the adjudication of liability such person is fairly and reasonably entitled to indemnify for such expenses which the court shall deem proper.

Section 145 further provides that to the extent that a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to above or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the corporation is empowered to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liabilities under Section 145.

The Company has entered into a director and officer indemnity agreement ("Indemnity Agreement") with each officer and director of the Company (an "Indemnitee"). Under the bylaws and these Indemnity Agreements, the Company must indemnify an Indemnitee to the fullest extent permitted by the DGCL for losses and expenses incurred in connection with actions in which the indemnitee is involved by reason of having been a director or officer of the Company. The Company is also obligated to advance expenses an indemnitee may incur in connection with such actions before any resolution of the action.

ITEM 16.  EXHIBITS

The following exhibits are filed as part of this Registration Statement:

EXHIBIT
  NO.                             DESCRIPTION
-------                           -----------
  3.1     Restated Certificate of Incorporation of the Registrant, as
          amended by the Certificate of Amendment, dated June 5, 1996*
  3.2     Restated By-laws of the Registrant**
  4.1     Specimen of Common Stock Certificate of the Registrant**
  5.1     Opinion of Skadden, Arps, Slate, Meagher & Flom LLP as to
          the legality of the securities being registered hereby***
 23.1     Consent of Ernst & Young LLP
 23.2     Consent of Deloitte & Touche LLP -- Comcast UK Cable
          Partners
 23.3     Consent of Deloitte & Touche -- Birmingham Cable
 23.4     Consent of Deloitte & Touche -- Cable London
 23.5     Consent of Deloitte & Touche
 23.6     Consent of Coopers & Lybrand
 23.7     Consent of Skadden, Arps, Slate, Meagher & Flom LLP
          (included in Exhibit 5.1)***

-------------------------

  * Incorporated by reference to the Registrant's Registration Statement on Form S-3, File No. 333-07879.

 ** Incorporated by reference from the Registrant's Registration Statement on Form S-1, File No. 33-63570.

*** To be filed by amendment.

ITEM 17.  UNDERTAKINGS

(A) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(B) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(C) The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (2) For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(D) The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of New York, State of New York, on the fifth day of November, 1998.

                                          NTL Incorporated

                                          By /s/ RICHARD J. LUBASCH
                                            ------------------------------------
                                             Richard J. Lubasch
                                             Senior Vice President --
                                             General Counsel and Secretary

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

            SIGNATURE                            TITLE                        DATE
            ---------                            -----                        ----
/s/ GEORGE S. BLUMENTHAL           Chairman of the Board, Treasurer     November 5, 1998
---------------------------------    and Director
George S. Blumenthal

/s/ J. BARCLAY KNAPP               President, Chief Executive and       November 5, 1998
---------------------------------    Financial Officer and Director
J. Barclay Knapp

/s/ GREGG GORELICK                 Vice President -- Controller         November 5, 1998
---------------------------------
Gregg Gorelick

/s/ SIDNEY R. KNAFEL               Director                             November 5, 1998
---------------------------------
Sidney R. Knafel

/s/ TED H. MCCOURTNEY              Director                             November 5, 1998
---------------------------------
Ted H. McCourtney

/s/ DEL MINTZ                      Director                             November 5, 1998
---------------------------------
Del Mintz

/s/ ALAN J. PATRICOFF              Director                             November 5, 1998
---------------------------------
Alan J. Patricof

/s/ WARREN POTASH                  Director                             November 5, 1998
---------------------------------
Warren Potash

/s/ MICHAEL S. WILLNER             Director                             November 5, 1998
---------------------------------
Michael S. Willner

                                 EXHIBIT INDEX

EXHIBIT
  NO.                             DESCRIPTION
-------                           -----------
  3.1     Restated Certificate of Incorporation of the Registrant, as
          amended by the Certificate of Amendment, dated June 5, 1996*
  3.2     Restated By-laws of the Registrant**
  4.1     Specimen of Common Stock Certificate of the Registrant**
  5.1     Opinion of Skadden, Arps, Slate, Meagher & Flom LLP as to
          the legality of the securities being registered hereby***
 23.1     Consent of Ernst & Young LLP
 23.2     Consent of Deloitte & Touche LLP -- Comcast UK Cable
          Partners
 23.3     Consent of Deloitte & Touche -- Birmingham Cable
 23.4     Consent of Deloitte & Touche -- Cable London
 23.5     Consent of Deloitte & Touche
 23.6     Consent of Coopers & Lybrand
 23.7     Consent of Skadden, Arps, Slate, Meagher & Flom LLP
          (included in Exhibit 5.1)***

-------------------------

  * Incorporated by reference to the Registrant's Registration Statement on Form S-3, File No. 333-07879.

 ** Incorporated by reference from the Registrant's Registration Statement on Form S-1, File No. 33-63570.

*** To be filed by amendment.

                                      II-6